UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________
FORM 11-K
____________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-35424

HomeStreet, Inc. 401(k) Savings Plan
(Full title of the plan)
____________________________
HOMESTREET, INC.
(Name of issuer of the securities held pursuant to the plan)
____________________________

Washington	91-0186600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
601 Union Street, Ste. 2000
Seattle, WA 98101
(Address of the plan and address of issuer's principal executive offices)

HOMESTREET, INC. 401(k) SAVINGS PLAN
AS OF DECEMBER 31, 2014 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
HomeStreet, Inc. 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the HomeStreet, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
October 15, 2015

FINANCIAL STATEMENTS

HOMESTREET, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

(in thousands)	2014	2013
Assets:
Participant directed investments at fair value	$81,743,944	$75,164,785
Cash	13,130	—
Total investments	81,757,074	75,164,785
Receivables:
Notes receivable from participants	1,808,271	1,461,364
Employee contributions	211,315	—
Employer contributions	439,269	470,878
Total receivables	2,458,855	1,932,242
Total assets	84,215,929	77,097,027
Liabilities:
Benefit claims payable	12,533	—
Payables for securities purchased	—	12,057
Total liabilities	12,533	12,057
Net assets reflecting all investments at fair value	84,203,396	77,084,970
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(83,703)	6,712
Net assets available for benefits	$84,119,693	$77,091,682

See accompanying notes to the financial statements.

HOMESTREET, INC.
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDEDF DECEMBER 31 2014 AND 2013

(in thousands)	2014	2013
Investment (loss) income:
Net (depreciation)/appreciation in fair value of investments	$(1,087,049)	$2,771,559
Interest	69,031	68,107
Dividends	3,237,816	1,866,104
Net investment income	2,219,798	4,705,770

Investment income on notes receivable from participants	60,508	41,242

Contributions:
Participant	9,925,186	9,380,327
Employer	4,300,573	4,322,789
Total contributions	14,225,759	13,703,116
Deductions:
Benefits paid to participants	9,239,553	9,501,376
Administrative expenses	238,501	141,939
Total deductions	9,478,054	9,643,315
Net assets available for benefits:
Beginning of the year	77,091,682	68,284,869
End of the year	$84,119,693	$77,091,682

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEARS THEN ENDED

NOTE 1–DESCRIPTION OF PLAN

Description of Plan - The following description of the HomeStreet, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General - The Plan is a trusteed, defined contribution 401(k) savings plan for employee retirement. The Plan is administered by the HomeStreet, Inc. Retirement Benefits Committee, which is comprised of certain officers and employees of HomeStreet, Inc. (the “Company”). Charles Schwab Trust Company serves as trustee for all Plan assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility - Employees of the Company and its wholly owned subsidiaries, HomeStreet Bank and HomeStreet Capital are eligible to participate in the Plan. Participants are eligible for plan participation after attainment of 18 years of age. Eligibility to make employee contributions begins immediately upon date of hire.
Contributions - Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by the Company, and (iii) participant rollovers from another plan.
Participants may elect to contribute a percentage of their compensation to the Plan each year, subject to the limitations, as defined in the plan document. Such contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions; these additional contributions are ineligible for a Company matching contribution.
The Company makes a matching contribution of 100% on the first 3% and 50% on the next 2% of eligible compensation. Prior to December 19, 2014, the maximum contribution amount eligible to be matched is 65% of eligible compensation as defined by the Plan. Effective December 19, 2014 the maximum contribution amount eligible to be matched is 80% of eligible compensation as defined by the Plan.
Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (IRC) limitations.
Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated equally to participants with an account balance not less than $2,000. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments- Participants direct the investment of their contributions, the Company matching contributions and the additional discretionary employer contributions in the Plan and earnings thereon into employer stock or any of the mutual and collective investment trust fund investment options of the Plan.
Participants may not acquire additional shares of HomeStreet, Inc. stock if more than 10% of their total account balance is in HomeStreet, Inc. shares.
Contributions may be temporarily held as cash balances prior to the execution of the investment according to participants’ direction.
Vesting - Participants are vested 100% immediately in their contributions to the Plan, the Company’s matching contributions, plus actual earnings thereon.
Effective September 1, 2012 participants vest immediately in the Company's matching contribution to the Plan and earnings thereon and all active employees who were partially vested became 100% percent vested.

Prior to September 1, 2012 Participants began vesting in the Company’s matching contribution to the Plan and earnings thereon at 20% after one year of service. The vesting increased by 20% at the end of each of the second through fifth years of service.
Forfeitures - Forfeitures in participants’ Employer Matching Contribution Account will be used first to reduce eligible Plan expenses and then to reinstate any non-vested benefits required to be reinstated for rehired participants. Any remaining forfeitures will be used to reduce future Employer contributions to the Plan. During 2014 and 2013, $10,779 and $21,446 of forfeitures were used to pay plan expenses. During 2014 and 2013, forfeitures used to reduce employer matching contributions were $0. At December 31, 2014 and 2013, there were $5,793 and $76,532, respectively, of unallocated forfeitures in the Plan.
Participants who terminated employment prior to September 1, 2012 and were not fully vested forfeit the unvested portion upon payout of their account balance.
Notes Receivable from Participants - Participants may borrow, first, from their rollover account, second, from their employee contribution accounts and, third, from their vested employer matching contribution account under the Plan. Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding the value of HomeStreet, Inc. stock. The loan term may not exceed 5 years unless the loan is used to acquire the participant’s principal residence. The loans are secured by the balance in the participant’s account and the outstanding loans as of December 31, 2014, bear interest at rates that range from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions. As of December 31, 2014, the loans mature through 2029.
Payment of Benefits - The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Upon retirement or disability, a participant will receive their benefit payments in a lump sum distribution, unless they elect to roll over the vested Plan account balance into an IRA or new employer’s eligible retirement plan.
For termination of service with vested benefits of $1,000 or less, a participant or beneficiary will automatically receive the value of the vested interest in his or her account as a lump sum distribution. If the total vested balance is greater than $1,000, a participant may leave the balance with the Plan until April 1 of the calendar year following the calendar year in which they reach age 70-1/2 (or, until April 1 of the calendar year following the calendar year in which the participant terminates employment, if later).
Hardship Withdrawals - Under certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, the employee contribution portions of their account balance. These conditions include un-reimbursed medical expenses, the purchase of the participant’s principal residence, the payment of burial or funeral expenses for the participant’s deceased parent, spouse, child, dependent or designated beneficiary, certain expenses for the repair or damage to the participant’s principal residence, the payment of postsecondary education tuition or to prevent eviction or foreclosure from the participant’s principal residence. A participant’s right to make deferrals to the Plan will be suspended for six months after the receipt of a hardship withdrawal.
Other - Certain administrative functions are performed by officers and employees of the Company, by Schwab Retirement Plan Services, Inc., the recordkeeper, and by Charles Schwab Trust Company, the trustee. No Company officer or employee receives compensation from the Plan. All other expenses for administration of the Plan including legal, investment management, recordkeeping and audit fees are paid out of the assets of the Plan.
NOTE 2–SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), using the accrual basis of accounting. Benefits are recorded when paid.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation - Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The fully benefit-responsive guaranteed investment contracts (“GICs”) and security-backed investment contracts (“SBICs”) included in the Wells Fargo Stable Return Fund are valued at fair value and adjusted to contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated crediting rate, less payments received and contract charges by the insurance companies.
Certain events may limit the ability of the Plan to transact at contract value with the Stable Value Fund. Such events include the termination of the Plan, a material adverse change to the provisions of the Plan and withdrawal by the plan sponsor to switch to a different investment provider. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The average yield and crediting interest rates of the Stable Value Fund were approximately 1.40% for 2014 and 1.52% for 2013. There are no unfunded commitments from the Plan or restrictions on withdrawals.
Mutual funds and HomeStreet, Inc. common stock are valued using a market approach based on the closing market prices of identical instruments on the last trading day of the year.
Income Recognition - Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants - Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.
Administrative Expenses - All Administrative expenses, investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $12,533 at December 31, 2014 and $0 at December 31, 2013.
Excess Contributions Receivable - The Plan is required to return contributions received during the Plan year in excess of the IRC limits.
New Accounting Standards Not Yet Effective  - In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient (“ASU 2015-12”). The FASB is issuing this Update in response to a proposal developed by the Emerging Issues Task Force (EITF) that simplifies certain aspects of employee benefit plan accounting.

Part I of ASU 2015-12 requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Contract value is the relevant measure for those contracts because that is the amount participants normally would receive if they were to initiate permitted transactions (for example, withdrawals).

Part II of ASU 2015-12 requires that investments (both participant-directed and nonparticipant-directed) of employee benefit plans be grouped only by general type, such as the following: registered investment companies, government securities, common-collective trusts, pooled separate accounts, short-term securities, corporate bonds, common stock, mortgages, real estate and self-directed brokerage accounts. Plans would no longer have to disclose the net appreciation or depreciation in fair value of investments by general type or individual investments equal to or greater than 5% of net assets available for benefits. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient and that investment is in a fund that files a U.S. Department of Labor Form 5500 as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments and investment related accounts (for example, a liability for a pending trade with a broker) as of a month-end that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month-end. If a plan applies the practical expedient and a contribution, distribution, and/or significant event occurs between the alternative measurement date and the plan’s fiscal year end, the plan should disclose the amount of the contribution, distribution, and/or significant event.

The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015; early application is permitted.

The Plan has not adopted the amendments of ASU 2015-12 in its financial statements as of December 31, 2014 and is currently assessing its impact.

NOTE 3–INVESTMENTS SECURITIES

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31.

(in thousands)	2014	2013
Employer stock — HomeStreet, Inc.	$10,141,694	$13,617,520
Mutual funds:
American Beacon Large Cap	6,439,548	5,381,829
Dodge & Cox International Stock Fund	5,210,468	4,788,375
Fidelity Spartan Ext Mkt Indx Inv	6,214,703	4,999,954
Harbor Capital Appreciation Fund	5,767,948	4,914,638
PIMCO Total Return Fund	7,206,532	6,382,760
Schwab S&P 500 Index Fund	10,943,530	8,836,503
Vanguard Small Cap Growth Index Admi	4,856,996	4,331,947
Collective investment trust fund:
Wells Fargo Stable Value Fund	$5,996,117	$5,858,768

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

(in thousands)	2014	2013

Employer stock — HomeStreet, Inc.	$(1,702,645)	$(4,613,597)
Mutual funds:
International	(196,368)	2,072,012
Domestic large cap	1,314,635	4,184,986
Domestic small cap	(523,244)	1,430,979
Fixed income	(58,577)	(357,995)
Balanced Fund	—	414,331
Other	79,150	(359,157)

Total Investments	$(1,087,049)	$2,771,559

NOTE 4– FAIR VALUE MEASUREMENTS

The term “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. A valuation hierarchy has been established based upon the transparency of inputs to the valuation of an asset or liability as to the measurement date.
The fair value hierarchy establishes three valuation levels that prioritize valuation methodology data inputs used to estimate fair value by assigning the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The Plan’s approach is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. The Plan groups its financial assets and liabilities within levels determined by the markets in which the assets and liabilities are traded. Those levels are defined as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The following is a description of the valuation methodologies used for assets measured at fair value:
HomeStreet, Inc. Common Stock - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to the actively traded.
Collective Investment Trust Fund recorded at fair value and adjusted to contract value. See Note 2, Summary of Accounting Policies for further discussion.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

(in thousands)	Level 1	Level 2	Level 3	Total

Employer stock — HomeStreet, Inc.	$10,141,694	$—	$—	$10,141,694
Mutual funds:
International	15,764,987	—	—	15,764,987
Domestic large cap	23,151,026	—	—	23,151,026
Domestic small cap	8,067,786	—	—	8,067,786
Fixed income	14,079,383	—	—	14,079,383
Other	4,542,951	—	—	4,542,951
Wells Fargo Stable Value Fund C	—	5,996,117	—	5,996,117

Total Investments	$75,747,827	$5,996,117	$—	$81,743,944

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

(in thousands)	Level 1	Level 2	Level 3	Total

Employer stock — HomeStreet, Inc.	$13,617,520	$—	$—	$13,617,520
Mutual funds:
International	14,037,968	—	—	14,037,968
Domestic large cap	19,132,971	—	—	19,132,971
Domestic small cap	7,218,733	—	—	7,218,733
Fixed income	11,824,855	—	—	11,824,855
Other	3,473,970	—	—	3,473,970
Wells Fargo Stable Value Fund C	—	5,858,768	—	5,858,768

Total Investments	$69,306,017	$5,858,768	$—	$75,164,785

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2014 and 2013, there were no transfers between levels.

NOTE 5–PLAN TERMINATION

Although the Company does not have intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6–FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 15, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no income tax provision has been included in these financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.
NOTE 7–PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of HomeStreet, Inc. stock and Charles Schwab mutual funds trusteed by Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee for these investments as defined by the Plan and HomeStreet, Inc. stock is issued by the employer. The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.
At December 31, 2014 and 2013, the Plan held 601,121 and 680,876 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $11,113,557 and $13,054,226, respectively. During the years ended December 31, 2014 and 2013, the Plan recorded dividend income of $63,531 and $227,276 , respectively.
NOTE 8 –SUBSEQUENT EVENTS

Effective March 10, 2015, the PIMCO Total Return Fund will be removed from the plan. This fund will be replaced by the Dodge & Cox Income Fund.

HOMESTREET, INC.
401(k) SAVINGS PLAN
EIN: 91-0186600
Plan No: 001
FORM 5500, Schedule H, Line 4i - Schedule of Assets (Held at End Of Year)
As of December 31, 2014

(a)	(b) Issuer, identity of borrower, lessor, or similar party	(c) Description of investment, Including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Current value

*	HomeStreet	HomeStreet Inc Stock	**	$10,141,694
	Wells Fargo	Wells Fargo Stable Value Fund - collective investment fund	**	5,996,117
	Allianz	Allianz NFJ Small Cap Value Fund	**	3,210,790
	American	American Beacon Large Cap	**	6,439,548
	Dodge & Cox	Dodge & Cox International Stock Fund	**	5,210,468
	Fidelity	Fidelity Spartan Ext Mkt Indx Inv	**	6,214,703
	Harbor	Harbor Capital Appreciation Fund	**	5,767,948
	Loom is	Loom is Sayles Bond Fund	**	3,720,580
	PIMCO	PIMCO Commodity Real Return Instl	**	1,658,939
	PIMCO	PIMCO Total Return Fund Institutional Class	**	7,206,532
*	Schwab	Schwab S&P 500 Index Fund	**	10,943,530
*	Schwab	Schwab US Treasury Money Fund	**	5,526
	Vanguard	Vanguard Developed Markets Index Adm	**	1,595,389
	Vanguard	Vanguard Small Cap Growth Index Admi	**	4,856,996
	Vanguard	Vanguard Total Bd Mkt Index Signal	**	3,152,271
	Virtus	Virtus Real Estate Securities Fund	**	2,878,486
	Blair	William Blair Intl Growth Fund	**	2,744,427
***	Various Participants	Participants loans (maturing through 2029 at interest rate of 4.25% - 9.25%)		1,808,271
				83,552,215
		Adjustment from fair value to contract value for stable value fund		(83,703)
				$83,468,512

*	Party-in-Interest
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Net of $164,058 in deemed loan distributions.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: October 15, 2015.

HomeStreet, Inc. 401(k) Savings Plan

/s/ Pam Taylor
Pam Taylor
SVP, Human Resources Director

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm